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                                                                       EXHIBIT 8

                                                        , 1994


Sterling Bancshares Corporation
One Moody Street
Waltham, MA 02154

        Re: Federal Income Tax Consequences of Proposed Merger of Sterling
            Bancshares Corporation with and into Fleet Financial Group, Inc.
            ----------------------------------------------------------------

Ladies and Gentlemen:

        We have acted as special counsel to Sterling Bancshares Corporation ("Sterling") in connection with the proposed merger (the "Merger") of Sterling with and into Fleet Financial Group, Inc. ("Fleet") pursuant to an Agreement and Plan of Merger dated as of October 11, 1993 (the "Merger Agreement") by and between Sterling and Fleet, whereby Fleet will acquire all of the assets of Sterling, including the stock of Sterling Bank, a Massachusetts-chartered stock savings bank and wholly-owned subsidiary of Sterling ("Sterling Bank"), as described more fully in the Registration Statement on Form S-4 of Fleet (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Although not a condition to the consummation of the Merger, the Merger Agreement contemplates that immediately following the Merger, Sterling Bank will merge with and into Fleet Bank of Massachusetts, N.A. ("Fleet Bank MA") (the "Bank Merger"). You have requested our opinion (i) that the Merger of Sterling and Fleet will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue
Code of 1986, as amended (the "Code"), and (ii) as to certain other federal income tax consequences arising in connection with the Merger.

        In preparing this opinion, we have reviewed such documents and materials as we have considered necessary for the purpose of rendering such opinion. The opinions expressed herein are based on the terms of the Merger as described in the Merger Agreement (including exhibits thereto), as well as on certain factual statements relating to the Merger and the transactions contemplated thereby set forth in the Registration Statement and on certain factual assumptions set forth below. Such assumptions have been confirmed to us in representation letters from Sterling and Fleet dated as of the date of this opinion letter.

        The discussion and conclusions set forth below are based on the Code, the Treasury Regulations promulgated thereunder and existing administrative and judicial interpretations

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thereof, all of which are subject to change. No assurance therefore can be given that the federal income tax consequences described below will not be altered in the future.

        Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Registration Statement.

I.      Plan of Reorganization
        ----------------------

        A.      The Merger
                ----------

        Subject to the terms and conditions of the Merger Agreement, Sterling shall be merged with and into Fleet pursuant to the Merger Agreement, the separate existence of Sterling shall cease, and Fleet shall be the surviving corporation of the Merger.

        At the Effective Time of the Merger, each then outstanding share of Sterling Common Stock (other than shares held by Sterling as treasury stock or by Fleet or Sterling or any subsidiary thereof (other than in both cases shares held in a fiduciary capacity or as a result of debts previously contracted)) shall be converted into and exchangeable for the number of shares (the "Exchange Ratio") of Fleet Common Stock determined by dividing $39.50 by the Average Closing Price, subject to adjustment as described below. The "Average Closing Price" is the average closing sale price per share of Fleet Common Stock on the New York Stock Exchange (as reported by THE WALL STREET JOURNAL or, if not reported thereby, another authoritative source), for the 20 New York Stock Exchange trading days ending on the tenth business day after the date on which the last of the regulatory approvals required to consummate the transactions contemplated by the Merger Agreement is obtained. Notwithstanding the foregoing, if the Average Closing Price is equal to or greater than $39.24, the Exchange Ratio will be 1.0066; and if the Average Closing Price is equal to or less than $29.01, the Exchange Ratio will be 1.3616; except that if the Average Closing Price is equal to or less than $25.59, Sterling shall have the right, waivable by it, to terminate the Merger Agreement, unless Fleet shall have elected, at its option, to adopt as the Exchange Ratio the "Adjusted Maximum Exchange Ratio", which shall be determined by dividing $34.84 by the Average Closing Price.

        Fleet will not be required to issue or deliver any fractional shares of Fleet Common Stock. In lieu of fractional shares, each holder of Sterling Common Stock who would otherwise be entitled to receive a fractional share of Fleet Common Stock shall receive from Fleet an amount of cash equal to the per-share closing sale price of Fleet Common Stock on the New York Stock Exchange as reported by THE WALL STREET JOURNAL for the New York



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Stock Exchange trading day immediately preceding the date of the Effective
Time, multiplied by the fraction of a share of Fleet Common Stock to which such holder would otherwise be entitled.

        Holders of Sterling Common Stock do not have any appraisal rights under Delaware law in connection with the Merger.

        Except in the event of termination of the Merger Agreement, each party to the Merger will pay its own costs and expenses incurred in connection with the Merger Agreement; provided, however, that Fleet shall pay the cost and expenses of printing and mailing the Proxy Statement - Prospectus, and filing and other fees paid to the Securities and Exchange Commission or any other governmental entity in connection with the Merger and the other transactions contemplated by the Merger Agreement. Each party to the Bank Merger will pay its own costs and expenses incurred in connection with the Bank Merger.

        B.      The Bank Merger
                ---------------

        Immediately following the Merger, Sterling Bank will be merged with and into Fleet Bank MA in the Bank Merger, the separate existence of Sterling Bank will cease and Fleet Bank MA will be the surviving corporation. All of the stock of Sterling Bank held by Fleet will be converted into shares of non-voting Series VI Preferred Stock (the "Preferred Stock") issued by Fleet Banking Group, Inc. ("Fleet Banking Group"), a wholly-owned subsidiary of Fleet and the holder of all of the stock of Fleet Bank MA and Fleet Bank, National Association.

II.     Assumptions
        -----------

        For purposes of this opinion, we have with your permission and without investigation made the following assumptions:

        1. There is no plan or intention by the stockholders of Sterling to sell, exchange or otherwise dispose of a number of shares of Fleet Common Stock received in the Merger that would reduce the Sterling stockholders' ownership of Fleet Common Stock to a number of such shares having a value, as of the Effective Time, of less than 50% of the value of all formerly outstanding stock of Sterling as of the same date. For purposes of this assumption, shares of Sterling Common Stock (i) exchanged for cash in lieu of fractional shares of Fleet Common Stock and (ii) shares of Sterling Common Stock held by Sterling stockholders


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otherwise sold, redeemed or disposed of prior to and in anticipation of the
Merger are taken into account in making this assumption.

        2. The payment in cash in lieu of fractional shares of Fleet Common Stock is solely for the purpose of avoiding the expense and inconvenience to Fleet of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the holders of Sterling Common Stock instead of issuing fractional shares of Fleet Common Stock will be less than 1% of the total consideration that will be issued in the transaction to the holders of Sterling Common Stock in exchange for their shares of Sterling Common Stock. The fractional share interest of each holder of Sterling Common Stock will be aggregated and no holder of Sterling Common Stock will receive cash in an amount equal to or greater than the value of one full share of Fleet Common Stock.

        3. The liabilities of Sterling assumed by Fleet and the liabilites to which the transferred assets of Sterling are subject have been incurred by Sterling in the ordinary course of its business.

        4. Fleet has no plan or intention to reacquire any of the Fleet Common Stock issued in the Merger.

        5. As of the date of the Merger Agreement, at all times between the date of the Merger Agreement and the Effective Time, and as of the Effective Time, Sterling had and will have only one class of stock outstanding.

        6. Prior to the Merger, the only business of Sterling was that of owning the common stock of Sterling Bank.

        7. There is no intercorporate indebtedness existing between Sterling and Fleet that was issued, acquired, or will be settled at a discount.

        8. Sterling is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

        9. As of the Effective Time of the Merger, the fair market value and the total adjusted basis of the assets of Sterling transferred to Fleet will equal or exceed the sum of the liabilities assumed by Fleet plus the amount of liabilities, if any, to which the transferred assets are subject.



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        10.     There is no plan or intention by Fleet to dispose of any of the
Series VI Preferred Stock of Fleet Banking Group received by Fleet in the Bank Merger.

        11. Fleet Bank MA will aquire at least 90% of the fair market value of Sterling Bank's net assets and at least 70% of Sterling Bank's gross assets held by Sterling Bank prior to the Bank Merger. For purposes of this assumption, Sterling Bank assets used to pay its reorganization expenses and all distributions (except for regular, normal dividends) made by Sterling Bank immediately preceeding the transfer, will be included as assets of Sterling Bank held immediately prior to the Bank Merger.

        12. All of the outstanding stock of Fleet Bank MA will be owned by Fleet Banking Group immediately prior to the Bank Merger. Following the Bank Merger, Fleet Bank MA will not issue additional shares of its stock that would result in Fleet Banking Group losing "control" of Fleet Bank MA within the meaning of section 368(c)(1) of the Code.

        13. Following the Bank Merger, Fleet Bank MA will continue the historic business of Sterling Bank or use a significant portion of Sterling Bank's historic business assets in a business.

        14. Neither Fleet nor Fleet Banking Group has any plan or intention to sell, exchange or otherwise dispose of any of the common stock of Fleet Bank MA, to liquidate Fleet Bank MA or to cause Fleet Bank MA to dispose of any of the assets of Sterling Bank acquired by Fleet Bank MA in the Bank Merger, except for dispositions made in the ordinary course of business.

        15. As of the effective time of the Bank Merger, the fair market value and the total adjusted basis of the assets of Sterling Bank transferred to Fleet Bank MA will equal or exceed the sum of the liabilities assumed by Fleet Bank MA and the liabilities, if any, to which the transferred assets are subject.

        16. Sterling Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

        17. Fleet Banking Group has no plan or intention to reacquire any of its Class VI Preferred Stock issued in the Bank Merger.

        18. The liabilities of Sterling Bank assumed by Fleet Bank MA and the liabilities to which the transferred assets of Sterling Bank are subject were incurred by Sterling Bank in
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the ordinary course of its business. There is no intercorporate indebtedness existing between Fleet Banking Group and Sterling Bank or between Fleet Bank MA and Sterling Bank that was issued, acquired, or will be settled at a discount.

        19. Sterling, Sterling Bank and the stockholders of Sterling will pay all of their own costs and expenses incurred in connection with the Merger, other than as noted above. Any costs or expenses properly attributable to Sterling and paid by Fleet are and will be solely and directly related to the Merger and will be paid by having Fleet assume the liability for such costs or expenses. No payment of cash or other property will be made to Sterling or Sterling Bank by any party.

        21. None of Fleet, Sterling, Fleet Banking Group, Fleet Bank MA, or Sterling Bank is an investment company as defined in section 368(a)(2)(F) of the Code.

        22. Both the "Affiliated Group" of which Fleet is the common parent and the "Affiliated Group" of which Sterling is the common parent file consolidated federal income tax returns. "Affiliated Group" shall have the meaning given to it in section 1504(a) of the Code.

III.    Opinions
        --------
        Based on the foregoing, it is our opinion that:

        1. The Merger of Sterling into Fleet will constitute a reorganization within the meaning of section 368(a) of the Code, and for federal income tax purposes no gain or loss will be recognized by Sterling or Fleet as a result of the Merger.

        2. No gain or loss will be recognized by a Sterling stockholder (other than as result of cash payments made in lieu of fractional shares) upon the exchange of his Sterling Common Stock for Fleet Common Stock.

        3. The tax basis of the Fleet Common Stock received by a Sterling stockholder who exchanges his Sterling Common Stock for Fleet Common Stock will be the same as such stockholder's tax basis in the Sterling Common Stock surrendered in exchange therefor (subject to any adjustments required by the receipt of cash in lieu of a fractional share interest of Fleet Common Stock).
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        4.      The holding period for federal income tax purposes of the Fleet
Common Stock received by a Sterling stockholder will include the period during which the Sterling Common Stock surrendered in exchange therefor was held (provided that such Sterling Common Stock was held by such Sterling stockholder as a capital asset at the Effective Time).

        5. Cash, if any, received by a Sterling stockholder in lieu of a fractional share interest of Fleet Common Stock will be treated as having been received in a distribution in full payment in exchange for the fractional share interest of Fleet Common Stock which he would otherwise be entitled to receive, and any gain or loss so recognized will qualify as capital gain or loss (assuming the Sterling Common Stock was a capital asset in such stockholder's hands at the Effective Time).

        You should recognize that our opinions are not binding on the Internal Revenue Service and that the Internal Revenue Service may disagree with the opinions contained herein. Although we believe that our opinions will be sustained if challenged, there can be no assurance to this effect.

        This opinion is furnished solely for the benefit of the addressee in connection with the transactions contemplated by the Merger Agreement and may not be relied upon by any other person or entity or for any other purpose without our prior written consent.


                                        Very truly yours,



                                        GOODWIN, PROCTER & HOAR